UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ No. 02.558.157/0001-62 - NIRE 35.3.001.5881-4

NOTICE TO SHAREHOLDERS

PAYMENT DATE OF INTEREST ON CAPITAL DECLARED ON THE 1st QUARTER OF 2025

Telefônica Brasil S.A. (“Company”) hereby announces to its shareholders that the Company’s Executive Board has decided to set the payment date for Interest on Capital (“IoC”) that was declared on the first quarter of the fiscal year 2025, deliberated at the meetings of the Board of Directors held on February 13, 2025, and March 13, 2025, described as follows:

Type of Event	Declaration Date	Shareholding Position	Gross Amount (R$)	Gross Amount per Share (R$)	Net Amount per Share (R$)	Payment Date
IoC	02/13/2025	02/24/2025	180,000,000	0.11093237960	0.09429252266	12/02/2025
IoC	03/13/2025	03/24/2025	200,000,000	0.12345360441	0.10493556375	12/02/2025
Total			380,000,000	0.23438598401	0.19922808641

As provided for in Article 26 of the Company’s Bylaws, the net amount of said IoCs will be imputed to the mandatory minimum dividend for the fiscal year ending December 31, 2025, ad referendum of the General Shareholders’ Meeting to be held in 2026.

Payment to shareholders who have a banking option in the shareholder register with Banco Bradesco S.A. will be made directly into the indicated accounts. For shareholders with shares in Fiduciary Custody of the Stock Exchanges, payment will be made through Brokerage Firms. The other shareholders must go to any branch of Banco Bradesco S.A., carrying their identification documents.

The IoC not claimed within a period of 03 (three) years from the payment date will prescribe and revert to the Company, pursuant to Law No. 6,404, of December 15, 1976, Article 287, Item II, item “a”.

São Paulo, November 25, 2025.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Email: ir.br@telefonica.com

https://ri.telefonica.com.br/en

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 25, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director